December 29, 2015

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	Global High Income Fund Inc. (“Registrant”)
File No. 811-07540

Dear Ms. Dubey:

This letter responds to comments that you provided to me in a telephonic discussion on December 17, 2015 with respect to the preliminary proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended (“1934 Act”), on December 11, 2015. We have summarized the comments of the staff of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

1.	Comment: In the section titled “Some Questions and Answers Regarding the Proposed Liquidation and Dissolution,” please consider adding a question and answer regarding the tax implications of the liquidation.

Response: The Registrant has added a question and answer regarding the tax implications of the liquidation.

2.	Comment: Please consider adding disclosure regarding whether the Registrant has engaged a proxy solicitor and, if so, the costs associated with the proxy solicitor.

Response: The Registrant has added disclosure regarding the engagement of the proxy solicitor and the costs associated with the proxy solicitor.

*        *        *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen.

Stephen T. Cohen

cc: Keith A. Weller

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